Exhibit 99.2

Sugarfina Announces Acquisition of Caffe Luxxe

Sugarfina Corporation expands its luxury portfolio with the addition of premium coffee brand Caffe Luxxe.

LOS ANGELES, CA, DECEMBER 2025 - Luxury candy boutique, Sugarfina, today announced its acquisition of Caffe Luxxe, the upscale Los Angeles-based coffee roaster and caffe chain, through a 100% stock merger. This acquisition marks Sugarfina’s third strategic roll-up, continuing its vision of building a dynamic portfolio of elevated specialty brands.

Founded in 2006, Caffe Luxxe set out to create spaces where people could slow down, connect, and enjoy quality coffee. The brand leans into “approachable luxury”, offering premium coffee in warm, community-focused caffes. Today, there are seven caffe locations across affluent coastal communities, including Malibu, Montecito, Manhattan Beach, Long Beach, Santa Monica, and Brentwood (2), with plans to open Culver City in January and continue expanding into thoughtfully selected neighborhood locations in the years ahead. Caffe Luxxe plans to rebuild its beloved Pacific Palisades location, lost in the January fire. Additionally, Caffe Luxxe operates a diversified eCommerce site and subscription platform, complemented by wholesale distribution to caffes, restaurants, offices and boutique hotels, and most recently, an expansion into gourmet grocers and specialty stores.

As part of the integration, Caffe Luxxe will fold into the Sugarfina Corporation portfolio, streamlining core functions across HR, Legal, Finance, Digital Marketing, E-Commerce, and Wholesale Sales. This alignment sets the stage for accelerated long-term growth, supporting our expansion strategies and delivering value creation for our shareholders.

“We are thrilled to welcome Caffe Luxxe into the Sugarfina family and look forward to combining our shared passion for creating memorable experiences for our customers,” said Scott LaPorta, CEO of Sugarfina. “I have been a longtime fan of the Caffe Luxxe brand, frequenting their locations, which have always stood out for exceptional quality and community presence. We are excited to bring this exact presence and quality to new communities in the near future.”

“We are excited to join the Sugarfina family and bring our Caffe Luxxe experience to a broader audience,” said Mark Wain, Co-Founder and President of Caffe Luxxe. “This merger represents an exciting new chapter for our team, our customers, and our brand, and we look forward to collaborating with Sugarfina to continue delivering exceptional coffee experiences.”

With the recent acquisitions of BOXFOX and Candy Club, Sugarfina is rapidly expanding its portfolio of experiential brands solidifying its position as a leader in elevated confections and specialty gifts. These strategic moves, combined with the addition of Caffe Luxxe, create an exciting moment for the company as it brings together beloved brands under one vision: delivering joyful moments, innovative premium products, and spreading sweetness to customers everywhere.

About Sugarfina USA LLC

Sugarfina USA is a luxury candy brand with stores in gateway locations in the United States, Canada, Taiwan, and Singapore. The company also sells directly to consumers through its e-commerce business, in specialty retailers, department stores, luxury resorts, and corporate gifting. Sugarfina’s exclusive and innovative line of products is offered in distinctive and iconic packaging. To learn more about Sugarfina, visit www.sugarfina.com or follow us on Instagram, Facebook, Pinterest, and X @sugarfina.

About Caffe Luxxe

In 2006, Caffe Luxxe was created by two best friends, Mark Wain and Gary Chau, who quit their corporate jobs to build a dream of owning a local neighborhood caffe. Their first caffe in Santa Monica helped Los Angeles discover what fine coffee could taste like, encouraging people to turn off their technology for a moment and be present to socialize with family and friends. Inspired by European sensibility, Caffe Luxxe is recognized as the pioneer of the 3rd wave of coffee in Los Angeles, being among the first in the city to have started the trend towards handcrafted, freshly roasted artisanal coffee and espresso before national-scale outsiders entered the market. Caffe Luxxe is still one of the few truly local coffee roasters born and raised in Los Angeles, and in 2026 it celebrates its 20th anniversary. Building good relationships with coffee farms, roasting coffee in small batches, and hand crafting every single drink is their daily passion, and they have earned numerous accolades by journalists and customers for best tasting coffee and voted “Most Loved” in the city year after year. www.caffeluxxe.com

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